SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: October 11, 2011

MTS, Russia’s Leading Communications Group, Selects OTI’s COPNI
 Mobile Payment Product for MTS’s NFC Program

- OTI is Working with SITRONICS Smart Technology, Technological Partner in Russia that Provides the COPNI to MTS
- MTS has Over 70 Million Subscribers in Russia
- First Application with LUKOIL for Payment Solutions for Fuel Purchases

ISELIN, N.J., October 11, 2011 – On Track Innovations Ltd. ("OTI") (NASDAQ-GM: OTIV), a global leader in contactless smart card solutions, today announced that MTS, Russia’s leading communications group with over 100 million subscribers (with over 70 million subscribers in Russia), has chosen OTI’s COPNI mobile payment solution for its near field communication ("NFC") projects. OTI is working with SITRONICS Smart Technology as its technological partner in Russia. MTS NFC program first retail application to be launched later this month will be mobile payment and loyalty program at LUKOIL gas stations.

With the new program, LUKOIL retail customers use their mobile phone to pay for fuel transactions at the dispenser using a COPNI-enabled cell phone and accruing loyalty points for LUKOIL’s loyalty program.

OTI’s COPNI™ (Contactless Payment and NFC Add-On)  was selected after rigorous testing  which represents the first commercial NFC project in Russia based on SIM-cards with SWP/HCI-protocol (Single Wire Protocol ("SWP") and Host Controller Interface ("HCI")). With COPNI, the service can be used with a wide range of currently available mobile phone models.

A COPNI-enabled mobile phone is a platform that enables mobile network operators ("MNOs") to provide a true after-market solution to existing subscribers, filling the gap between the demand and lack of handsets with embedded NFC.  Simply tapped near a contactless reader, the COPNI-enabled mobile phone can be used in a broad range of payment transactions including prepaid, credit and debit, as well as loyalty programs and other NFC related applications.

Oded Bashan, Chairman and CEO of OTI commented: "COPNI is the ultimate solution for operators, providing them maximum flexibility. It is cost-effective and it allows the MNO to provide solutions to a large existing customer base regardless of the handset type and model, bringing contactless payments and NFC into real life program quickly".

About OTI

Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans, growth potential of our contactless payment solutions in Turkey and regarding the superiority of our products or current expectations such as those regarding the growth of Turkcell’s NFC program. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010 , which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:
Galit Mendelson
Vice President of Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com